United States securities and exchange commission logo





                              October 25, 2023

       Matthew Atkinson
       Chief Executive Officer
       CleanCore Solutions, Inc.
       5920 South 118th Circle, Suite 2
       Omaha, NE 68137

                                                        Re: CleanCore
Solutions, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 10,
2023
                                                            File No. 333-274928

       Dear Matthew Atkinson:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed October 10, 2023

       Cover Page

   1. Please provide us your legal analysis as to why you are not a "Controlled Company"
                                                        pursuant to NYSE
listing rules. We note that you plan to apply to list your class B common stock on the
NYSE American. Specifically, address whether 50% of the voting power will be held by a
single person, entity or group. We note your disclosure of voting power after this
offering on page 61.
       Explanatory Note, page 1

   2. We note your response to prior comment 1 and we reissue it. Please revise the resale prospectus cover page
to include the material information about the initial public offering and revise the public
offering prospectus to disclose the information on the selling shareholder offering.
 Matthew Atkinson
FirstName
CleanCore LastNameMatthew    Atkinson
           Solutions, Inc.
Comapany
October 25,NameCleanCore
            2023           Solutions, Inc.
October
Page 2 25, 2023 Page 2
FirstName LastName
3.       Please revise your Explanatory Note to clarify the following:

             whether the intent of including the resale offering is to meet the NYSE listing standards;
             whether the offerings are being conducted concurrently or whether the primary offering must close prior to the resale offering taking place; and
             the risks related to potential price volatility/depreciation for investors in the primary offering as a result of the resale being a large volume of shares and potentially at different pricing after the initial fixed price.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Louis A. Bevilacqua, Esq.